Exhibit 99.5
CONFIDENTIAL DOCUMENT
Dell announces its intent to acquire 3PAR... providing customers with choice and value
This is an exciting time for our Storage organization! This morning we announced our intent to acquire 3PAR (NYSE: PAR), a leading global provider of highly-virtualized storage solutions with advanced data management features for multi-tenant cloud computing environments. 3PAR provides rapid provisioning and predictable performance for customers facing capacity challenges by reducing data management costs by up to 90 percent and infrastructure costs by up to 75 percent. The acquisition of 3PAR will round out our storage portfolio and enables customers of all sizes to manage data more efficiently. Closing remains subject to customary closing conditions.
We continue to invest, augment and complement our storage portfolio. We have aligned our storage offerings over the last four years to provide our customers with choice and value — moving from a reseller to a solutions provider.
With these recent acquisitions, we are able to offer customers choice with innovative products at every storage tier with industry leading portfolio from DAS to Fiber SANS. We now have a leading set of products from PowerVault DAS to EqualLogic iSCSI SAN as well as a leading fiber channel SAN solution from EMC. With 3PAR, we move up the SAN tier to offer high-end load-balancing, virtualized storage to customers needing massive throughput and maximized storage assets.
More than ever, customers are dealing with three fundamental pain points:
(1)	Storing and sorting an explosion of data;

(2)	Managing and operating an increasingly virtualized data center; and

(3)	Protecting key applications that are needed to run their business and scale dynamically.
Our goal is to build solutions targeted at these pain points through an innovative end-to-end approach that leverages new and existing technology assets as well as Dell’s industry-leading partner ecosystem. We will be able to provide our customers with the choice of 3PAR’s self-managing, efficient, and adaptable storage systems. This means that they will be able to reduce administration time, improve server and storage utilization, and adapt flexibly in response to continuous growth and changing business needs. Additionally, 3PAR technology simplifies storage administration and eases management for customers, thereby delivering greater simplicity, usability, and visibility.
This acquisition will further support our Best Value Solutions (BVS) Strategy to provide customers with solutions that are open, capable and affordable. In addition, we are driving our Intelligent Data Management (IDM) Strategy forward as 3PAR offers the best storage portfolio for virtual environments.
Join us on our journey as we look to capitalize on our existing and new storage capabilities.
          The planned tender offer described in these materials has not yet commenced. This description is not an offer to buy or the solicitation of an offer to sell securities. At the time the planned tender offer is commenced, Dell Inc. will file a tender offer statement on Schedule TO with the Securities and Exchange Commission (the “SEC”), and 3PAR Inc. will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the planned tender offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other tender offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before making any decision to tender securities in the planned tender offer. Those materials will be made available to 3PAR Inc.’s stockholders at no expense to them. In addition, all of those materials (and all other tender offer documents filed with the SEC) will be made available at no charge on the SEC’s website: www.sec.gov.